Exhibit 99

Joint Filer Information

1.	Name:	Yosef A. Maiman

2.	Address:	33 Havazelet Hasharon Street Herzliya, Israel 46105

3.	Designated Filer:	Merhav (M.N.F.) Ltd.

4.	Issuer & Ticker Symbol:	Ampal-American Israel Corporation (AMPL)

5.	Date of Earliest Event Requiring Statement:	July 22, 2008

/s/ Yosef A. Maiman	7/24/08
Yosef A. Maiman	Date